Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA OR JAPAN.

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

November 20, 2019

Fresenius Medical Care places bonds with a volume of 1.75 billion euros

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today successfully placed bonds in three tranches with an aggregate volume of €1.75 billion:

•                  €650 million bonds with a 4-year maturity and a coupon of 0.250% were issued at a price of 99.901% resulting in a yield of 0.275%,

•                  €600 million bonds with a 7-year maturity and a coupon of 0.625% were issued at a price of 99.238% resulting in a yield of 0.737%,

•                  €500 million bonds with a 10-year maturity and a coupon of 1.250% were issued at a price of 99.832% resulting in a yield of 1.268%.

The proceeds will be used for general corporate purposes, including refinancing of existing financial liabilities.

The bonds were drawn under the European Medium Term Note (EMTN) Program by Fresenius Medical Care. The company has applied to the Luxembourg Stock Exchange to admit the bonds to trading on its regulated market.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,003 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 342,488 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities of Fresenius Medical Care to any person in Australia, Canada, Japan, or the United States of America (the “United States”) or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein have not been and will not be registered under U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

This announcement neither constitutes an offer to sell nor a solicitation to buy any securities of Fresenius Medical Care. The securities referred to in this announcement have already been sold.

No action has been taken that would permit an offering of the securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions. This announcement has been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (2003/71/EC), as amended (each, a Relevant Member State) will be made pursuant the prospectus prepared by Fresenius Medical Care AG & Co. KGaA or pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of securities. Fresenius Medical Care AG & Co. KGaA has not authorized, nor does it authorize, the making of any offer of securities in circumstances in which an obligation arises for Fresenius Medical Care AG & Co. KGaA or any other person to publish or supplement a prospectus for such offer.

This announcement is directed at and/or for distribution in the United Kingdom only to (i) persons who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities falling within article 49(2)(a) to (d) of the Order (all such persons are referred to herein as “relevant persons”). This announcement is directed only at relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement contains forward-looking statements that are subject to various risks and uncertainties. Future results could differ materially from those described in these forward-looking statements due to certain factors, e.g. changes in business, economic and competitive conditions, regulatory reforms, results of clinical trials, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this announcement.

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information in this announcement is subject to change.